ICAHN ENTERPRISES L.P.
767 Fifth Avenue, Suite 4700
New York, New York 10153

December 28, 2007

VIA ELECTRONIC TRANSMISSION

H. Christopher Owings, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Icahn Enterprises L.P. Registration Statement on Form S-4, File No. 333-143929 and Registration Statement on Form S-3, File No. 333-143930

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Icahn Enterprises L.P. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, File No. 333-143929 and Registration Statement on Form S-3, File No. 333-143930 (collectively, the “Registration Statements”) so that they may become effective at 10:00 a.m. Eastern Time on December 31, 2007, or as soon thereafter as practicable.

This is to acknowledge that:

(a) The Company understands that should the Commission or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(b) The Company understands that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statements; and

(c) The Company understands that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Icahn Enterprises L.P.

By:	Icahn Enterprises G.P. Inc., its General Partner

By:	/s/ Keith A. Meister
Keith A. Meister Chief Executive Officer

cc: James Lopez (Staff)